OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

SECURITI ... IISSION

12011186

SEC Mail Processing Section FEB 24 2012 Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freeway, Suite 200
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen M. Woodliff, CPA — 972-663-6552
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
My Commission Expires
May 19, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2011

MUNICIPAL CAPITAL MARKETS GROUP, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Municipal Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2011, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF&Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 34,001
Receivables from broker-dealers	100,000
Other receivables	22,335
Prepaid expenses	4,287
Securities owned - non-marketable	2,490
Office equipment, net of accumulated depreciation of $58,994	17,268
Goodwill	391,000
Total assets	$ 571,381

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 15,880
Commissions payable	10,484
Total liabilities	26,364
Stockholders' equity	
Common stock – authorized 1,000,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding	1,049
Treasury stock, 30,000 shares at par value	(300)
Additional paid in capital	699,832
Retained earnings (deficit)	(155,564)
Total stockholders' equity	545,017
	$ 571,381

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenues	
Underwriting income	$ 4,021,413
Advisory consulting income	125,258
Realized and unrealized gain on investments	(2,323)
Revenue from the sale of investment company shares	91,947
Money market income	23,034
Interest income	150
Other income	109,057
	4,368,536
Expenses	
Commissions, salary, and benefits	3,056,316
Underwriting expense	534,854
Investment advisor expense	21,869
Mutual fund expense	73,557
Occupancy	73,947
Other	855,265
	4,615,808
Income (loss) before income taxes	(247,272)
State income tax expense	(7,742)
Net Income (Loss)	$ (255,014)

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Shares	Common Stock	Treasury Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2010	104,903	$ 1,049	$ (300)	$ 658,832	$ 99,450	$ 759,031
Capital contributions				41,000		41,000
Net income (loss)					(255,014)	(255,014)
Balances at December 31, 2011	104,903	$ 1,049	$ (300)	$ 699,832	$ (155,564)	$ 545,017

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	--
Increases		--
Decreases		--
Balance at December 31, 2011	$	--

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income (loss)	$ (255,014)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Retirement of assets	(1,406)
Depreciation	7,396
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(20)
Decrease in receivables from broker-dealers	47,447
Increase in other receivables	(13,313)
Decrease in accounts payable and accrued expenses	(61,273)
Decrease in commissions payable	(138,140)
Net cash provided (used) by operating activities	(414,323)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	41,000
Net cash provided (used) by financing activities	41,000
Net decrease in cash and cash equivalents	(373,323)
Cash and cash equivalents at beginning of year	407,324
Cash and cash equivalents at end of year	$ 34,001
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ 4,783

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Receivable from Broker-Dealers

Receivable from broker-dealers represents cash with a broker-dealer. The Company conducts business with one broker-dealer for its underwriting activities. The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated service lives. The straight-line method is used over three to seven years.

Note 1 - Summary of Accounting Policies, (continued)

Goodwill

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Revenue Recognition

Revenues from underwriting services are recognized upon successful placement. Revenues from advisory fees are recognized when the fees are received.

Trade/Settlement Date

Transactions in securities are recorded on a settlement-date basis, which is generally three business days after trade date. If materially different, these transactions are recorded on a trade-date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Marketable Securities

Marketable securities owned and securities sold, but not yet purchased, are carried at fair value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities which cannot be publicly offered; or (b) sold

Note 1 - Summary of Accounting Policies, (continued)

unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Note 1 - Summary of Accounting Policies, (continued)

Fair Value Measurements, continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2011, the investments have been valued using Level 3 inputs. The application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation and methodologies used for instruments measured at fair value:

	Total	Level 1	Level 2	Level 3
Non-marketable securities	$ 2,490	$ --	--	$ 2,490
Total	$ 2,490	$ --	$ --	$ 2,490

The reconciliation of the underlying investments is at fair value on reoccurring basis using unobservable inputs (Level 3) for the year ended December 31, 2011:

Beginning balance - December 31, 2010	$ 2,490
Net realized and unrealized gain/(loss) on investments	--
Purchases	--
Sales	--
Ending balance - December 31, 2011	$ 2,490

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately $107,637 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

Note 2 - Net Capital, (continued)

The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Operating Lease

The Company leases office space under noncancelable operating leases expiring between June 2013 and July 2014. At December 31, 2011 minimum future rental payments under leases with initial lease terms are as follows:

Year Ended December 31,	
2012	$ 98,527
2013	75,506
2014	29,532
	$ 203,565

Rent expense under all operating leases was approximately $95,518 for the year ended December 31, 2011.

Note 5 - Concentration Risk

The Company at times may have had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Note 6 - Related Parties

A stockholder of the Company owns an entity that was paid expense reimbursements of $189,133 for the year ended December 31, 2011.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 545,017
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		545,017
Deductions and/or charges		
Other receivables	$ 22,335	
Prepaid expenses	4,287	
Securities owned, not readily marketable	2,490	
Office equipment, net	17,268	
Goodwill	391,000	(437,380)
Net capital before haircuts on securities positions		107,637
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 107,637

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 10,484
Commissions payable	15,880
Total aggregate indebtedness	$ 26,364

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,758
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 7,637
Excess net capital at 1000%	$ 105,001
Ratio: Aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), and has followed the exemptive provisions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Municipal Capital markets Group, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Municipal Capital Markets Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Municipal Capital Markets Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Municipal Capital Markets Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 9,354

B. Less payment made with SIPC-6 filed (exclude interest) (2584.00)

7.27.2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,770

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,770

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6770

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,833,681
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	91,948
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	91,948
2d. SIPC Net Operating Revenues	$ 3,741,733
2e. General Assessment @ .0025	$ 9,354

(to page 1, line 2.A.)